   As filed with the Securities and Exchange Commission on June 6, 2000
                                                     Registration No. 333-67389
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                      Post-Effective Amendment No. 1
                                      to
                                   Form S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
  Mrs. Fields'    Great American     The Mrs.     Pretzelmaker,  Pretzel Time,
    Original     Cookie Company,  Fields' Brand,       Inc.           Inc.
 Cookies, Inc.         Inc.            Inc.       (Exact name of  (Exact name
 (Exact name of   (Exact name of  (Exact name of  Registrant as  of Registrant
 Registrant as    Registrant as   Registrant as    specified in        as
  specified in                       DELAWARE      its charter)
  its charter)                                         UTAH
                                                                      UTAH
                   specified in    specified in                   specified in
                   its charter)    its charter)                   its charter)
                                 (State or other (State or other   (State or
                                 jurisdiction of jurisdiction of     other
                                  incorporation   incorporation   jurisdiction
    DELAWARE                            or              or             of
(State or other      DELAWARE     organization)   organization)  incorporation
jurisdiction of  (State or other                                       or
 incorporation   jurisdiction of                                 organization)
       or         incorporation        6749            6749           6749
 organization)          or           (Primary        (Primary       (Primary
                  organization)      Standard        Standard       Standard
      6749                          Industrial      Industrial     Industrial
    (Primary           6749       Classification  Classification Classification
    Standard         (Primary      Code Number)    Code Number)   Code Number)
   Industrial        Standard
 Classification     Industrial
  Code Number)    Classification    87-0563472      84-1298591     87-0499982
                   Code Number)      (I.R.S.         (I.R.S.        (I.R.S.
   87-0552899                        Employer        Employer       Employer
    (I.R.S.         58-1295221    Identification  Identification Identification
    Employer         (I.R.S.           No.)            No.)           No.)
 Identification      Employer
      No.)        Identification    2855 East       2855 East      2855 East
                       No.)         Cottonwood      Cottonwood     Cottonwood
   2855 East                         Parkway,        Parkway,       Parkway,
   Cottonwood       2855 East    Suite 400, Salt Suite 400, Salt   Suite 400,
    Parkway,        Cottonwood      Lake City,      Lake City,     Salt Lake
Suite 400, Salt      Parkway,       Utah 84121      Utah 84121       City,
   Lake City,    Suite 400, Salt  (801) 736-5600  (801) 736-5600   Utah 84121
   Utah 84121       Lake City,      (Address,       (Address,      (801) 736-
 (801) 736-5600     Utah 84121    including zip   including zip       5600
   (Address,      (801) 736-5600     code and        code and      (Address,
 including zip      (Address,       telephone       telephone    including zip
    code and      including zip      number,         number,        code and
   telephone         code and     including area  including area   telephone
    number,         telephone        code, of        code, of       number,
 including area      number,       Registrant's    Registrant's    including
     code,          including       principal       principal    area code, of
of Registrant's   area code, of     executive       executive     Registrant's
   principal       Registrant's      offices)        offices)      principal
   executive        principal                                      executive
    offices)        executive     Michael Ward,   Michael Ward,     offices)
                     offices)          Esq.            Esq.      Michael Ward,
                                                                      Esq.
 Michael Ward,                       The Mrs.     Pretzelmaker,  Pretzel Time,
      Esq.        Michael Ward,   Fields' Brand,       Inc.           Inc.
Vice President,        Esq.            Inc.         2855 East      2855 East
General Counsel   Great American    2855 East       Cottonwood     Cottonwood
  Mrs. Fields'   Cookie Company,    Cottonwood       Parkway,       Parkway,
    Original           Inc.          Parkway,    Suite 400, Salt   Suite 400,
 Cookies, Inc.      2855 East    Suite 400, Salt    Lake City,     Salt Lake
   2855 East        Cottonwood      Lake City,      Utah 84121       City,
   Cottonwood        Parkway,       Utah 84121    (801) 736-5600   Utah 84121
    Parkway,     Suite 400, Salt  (801) 736-5600 (Name, address,   (801) 736-
Suite 400, Salt     Lake City,   (Name, address,  including zip       5600
   Lake City,       Utah 84121    including zip     code, and        (Name,
   Utah 84121     (801) 736-5600    code, and       telephone       address,
 (801) 736-5600  (Name, address,    telephone        number,     including zip
(Name, address,   including zip      number,      including area   code, and
 including zip      code, and     including area     code, of      telephone
   code, and        telephone        code, of       agents for      number,
   telephone         number,        agents for       service)      including
    number,       including area     service)                    area code, of
 including area       code,                                        agents for
code, of agents   of agents for                                     service)
  for service)       service)
                                  copies to:
                             Randall H. Doud, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000
                                --------------

   Approximate Date of Commencement of Proposed Sale to the Public Offering
       commenced following effectiveness of registration statement.
                                --------------

If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] Registration No. 333-67389
                        CALCULATION OF REGISTRATION FEE

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
                                                                   Proposed       Proposed
                                                     Amount        maximum        maximum            Amount of
     Title of each class of                          to be      offering price   aggregate         registration
   securities to be registered                     registered      per unit    offering price           fee
-----------------------------------------------------------------------------------------------------------------
Mrs. Fields' Original Cookies, Inc. Series B
 Senior Notes due 2004                            $53,725,000     100%(/1/)     $53,725,000(/1/)  $14,935.55(/2/)
-----------------------------------------------------------------------------------------------------------------
The Mrs. Fields' Brand, Inc. Guarantee with re-
 spect to 10 1/8% Series B Senior Notes due 2004
                                                                                                      0(/3/)
-----------------------------------------------------------------------------------------------------------------
Great American Cookie Company, Inc. Guarantee
 with respect to 10 1/8% Series B Senior Notes
 due 2004                                                                                             0(/3/)
-----------------------------------------------------------------------------------------------------------------
Pretzelmaker, Inc. Guarantee with respect to 10
 1/8% Series B Senior Notes due 2004                                                                  0(/3/)
-----------------------------------------------------------------------------------------------------------------
Pretzel Time, Inc. Guarantee with respect to 10
 1/8% Series B Senior Notes due 2004                                                                  0(/3/)

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(1)  Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.
(2)  Previously paid.
(3) No separate consideration will be received for the guarantees, and no separate fee is payable, pursuant to 457(n) promulgated under the Securities Act of 1933, as amended.
                                --------------
The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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


                             EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-67389) of Mrs. Fields' Original Cookies, Inc., The Mrs. Fields' Brand, Inc., Great American Cookie Company, Inc., Pretzelmaker, Inc., and Pretzel Time, Inc., (the "Registration Statement"), initially filed with the Securities and Exchange Commission on November 17, 1998, is being solely to include exhibits.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS



ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT

1.1+ Purchase Agreement, dated as of August 13, 1998, among Mrs. Fields' Original Cookies, Inc., The Mrs. Fields Brand Inc., Great American Cookie Company, Inc., Jefferies & Company, Inc. and BT Alex. Brown Incorporated.

2.2+ Stock Purchase Agreement among Mrs. Fields' Holding Company, Inc. and Martin E. Lisiewski, shareholder of Pretzel Time, Inc., dated as of June 12, 1998.

2.3+ Securities Purchase Agreement by and among Cookies USA, Inc., the Individuals and Entities Identified Therein as The Sellers and Mrs. Fields' Original Cookies, Inc., dated as of August 13, 1998.

2.4+ Stock Purchase Agreement among Mrs. Fields' Original Cookies, Inc., as Buyer, and Jake Tortorice of Chocolate Chip Cookies of Texas, Inc. as Seller. Filed as Exhibit 2.3 to the 8-K dated September 3, 1998.

2.5+ Stock Purchase Agreement among Mrs. Fields' Original Cookies, Inc., as Buyer, and Lawrence J. Cohen, Mildred S. Cohen, Jerome E. Mouton, Steven J. Bryan and Jason A. Piltzmaker, holders of all outstanding capital stock of Deblan Corporation, as Sellers Filed as Exhibit 2.2 to the 8-K dated September 3, 1998.

2.6+ Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc. and ASK & MSK Family Limited Partnership-II(B), Ltd. Filed as exhibit
        2.4 to the 8-K dated September 3, 1998.

2.7+ Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc. and Crossroads Cookies, Inc. Filed as exhibit 2.5 to the 8-K dated September 3, 1998.

2.8+ Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc. and Hot Barton and Northpark Cookies, Inc. Filed as exhibit 2.6 to the 8-K dated September 3, 1998.

2.9+ Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc. and Northpark Cookies, Inc. Filed as exhibit 2.7 to the 8-K dated September 3, 1998.

2.10+ Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc. and Quail Springs Cookies, Inc. Filed as exhibit 2.8 to the 8-K dated September 3, 1998.

2.11+ Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc. and Westgate Cookies, Inc. Filed as exhibit 2.9 to the 8-K dated September 3, 1998.

2.12+ Asset Purchase Agreement between Mrs. Fields' Original Cookies, Inc. as buyer, The Cookie Conglomerate, Inc. and The Cookie Conglomerate, LLP., as sellers, and Ronald A. Eichel and Alan M. Kuchn, partners of The Cookie Conglomerate LLP. and shareholders of the Cookie Conglomerate, Inc., dated as of October 5, 1998.

2.13+ Stock Purchase Agreement between Mrs. Fields' Original Cookies, Inc., as buyer, and Martin E. Lisiewski, a shareholder of Pretzel Time, Inc., dated as of December 9, 1998.

2.14+ Stock Purchase Agreement between Mrs. Fields' Holding Company, Inc., and Mrs. Fields' Original Cookies, Inc. as buyer, and Pretzel Time, Inc. and Martin E. Lisiewski, as seller, dated as of December 30, 1998.

2.15+ Stock Purchase Agreement between Mrs. Fields' Original Cookies, Inc., as buyer and Pretzelmaker Holdings, Inc., Mark N. Geman, Donald G. Cox, Jr. and Louis H. Marks as principal sellers, dated as of November 19, 1998.

3.1+ Restated Certificate of Incorporation of Mrs. Fields' Original Cookies, Inc., filed as Exhibit 3.1 to the Company's Registration Statement on Form S-4 (No. 333-45179) and incorporated by reference herein.

3.2+ Restated Certificate of Incorporation of The Mrs. Fields' Brand, Inc., filed as Exhibit 3.2 to the Company's Registration Statement on Form S-4 (No. 333-45179) and incorporated by reference herein.

3.3+ Certificate of Designations of the Mrs. Fields' Brand, Inc., dated as of September 18, 1996, filed as Exhibit 3.3 to the Company's Registration Statement on Form S-4 (No. 333-45179) and incorporated by reference herein.

3.4+ Amended and Restated Certificate of Incorporation of Great American Cookie Company, Inc.

3.5+    Amended and Restated Articles of Incorporation of Pretzelmaker, Inc.

3.6+    Articles of Incorporation of Pretzel Time of Utah, Inc.

3.7+ Articles of Amendment to the Articles of Incorporation of Pretzel Time of Utah, Inc.

3.8+ By-Laws of Mrs. Fields' Original Cookies, Inc., filed as Exhibit 3.4 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

3.9+ By-Laws of The Mrs. Fields' Brand, Inc., filed as Exhibit 3.5 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

3.10+   By-Laws of Great American Cookie Company, Inc.

3.11+   By-Laws of Pretzelmaker, Inc.

3.12+   By-Laws of Pretzel Time, Inc.

4.1+ Indenture, dated as of November 26, 1997, among Mrs. Fields' Original Cookies, Inc., The Mrs. Fields' Brand, Inc., and The Bank of New York, as Trustee, filed as Exhibit 4.1 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

 4.2+   Form of Notation of Guarantee (included as Exhibit E to Exhibit 4.1).

 4.3+   Form of Certificate of Senior Note (included as Exhibit A to Exhibit
        4.1).

 4.4+ First Supplemental Indenture, dated as of August 24, 1998, among Mrs. Fields' Original Cookies, Inc., The Mrs. Fields Brand, Inc., and The Bank of New York, as Trustee.

 4.5+ Second Supplemental Indenture, dated as of August 24, 1998, among Mrs. Fields' Original Cookies, Inc., The Mrs. Fields' Brand, Inc., Great American Cookie Company, Inc., and The Bank of New York, as trustee.

 4.6+ Third Supplemental Indenture, dated as of November 20, 1998, among Mrs. Fields' Original Cookies, Inc., Great American Cookie Company, Inc., The Mrs. Fields' Brand, Inc., Pretzelmaker Holdings, Inc., and The Bank of New York, as a trustee.

 4.7+ Fourth Supplemental Indenture, dated as of December 30, 1998, among Mrs. Fields' Original Cookies, Inc., The Mrs. Fields' Brand, Inc., Great American Cookie Company, Inc., Pretzelmaker Holdings, Inc., Pretzel Time, Inc., and The Bank of New York, as trustee.

 4.8+ Fifth Supplemental Indenture, dated as of January 27, 2000, among Mrs. Fields' Original Cookies, Inc., Great American Cookie Company, Inc., The Mrs. Fields' Brand, Inc., Pretzelmaker Holdings, Inc., Pretzel Time, Inc. and The Bank of New York, as trustee.

 4.9+ Registration Rights Agreement, dated as of August 24, 1998, among Mrs. Fields' Original Cookies, Inc., The Mrs. Fields Brand, Inc., Great American Cookie Company, Inc., Jefferies & Company, Inc. and BT Alex. Brown Incorporated.

 5.1+ Opinion and consent of Skadden, Arps, Meagher & Flom LLP as to legality of the new senior notes to be issued by Mrs. Fields' Original Cookies, Inc. and the new guarantees.

 5.2+ Opinion and consent of Michael Ward, Esq. as to legality of the new guarantees to be issued by Pretzelmaker, Inc. and Pretzel Time, Inc.

10.1+ Asset Purchase Agreement, dated as of August 7, 1996, among Mrs. Fields Development Corporation, The Mrs. Fields' Brand, Inc. and Capricorn II, L.P., filed as Exhibit 10.1 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.2+ Asset Purchase Agreement, dated as of August 7, 1996, among Mrs. Fields, Inc., Mrs. Fields' Original Cookies, Inc., and Capricorn Investors II, L.P., filed as Exhibit 10.11 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.3+ Amended and Restated Marketing Agreement, dated as of January 9, 1997, between Mrs. Fields' Original Cookies, Inc. and Coca-Cola USA Fountain, filed as Exhibit 10.27 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.4+ Amendment dated December 1, 1997, to Amended and Restated Marketing Agreement between Mrs. Fields' Original Cookies, Inc. and Coca-Cola USA Fountain.

10.5+ Corollary agreement, dated September 21, 1998, to existing marketing agreement, dated as of January 9, 1997 and amended on November 13, 1997 and December 1, 1997, between Mrs. Fields' Original Cookies, Inc. and Coca-Cola USA.

10.6+ Employment Agreement, dated as of October 1, 1997, between Michael R. Ward and Mrs. Fields' Original Cookies, Inc., filed as Exhibit 10.28 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.7+ Employment Agreement, dated as of October 1, 1997, between Pat Knotts and Mrs. Fields' Original Cookies, Inc., filed as Exhibit 10.29 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.8+ Employment Agreement, dated as of October 1, 1997, between L. Tim Pierce and Mrs. Fields' Original Cookies, Inc., filed as Exhibit 10.30 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.9+ Employment Agreement, dated as of July 1, 1996, between Lawrence Hodges and Mrs. Fields' Original Cookies, Inc., filed as Exhibit 10.31 the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.10+ Employment Agreement, dated as of July 10, 1997, between Garry Remington and Mrs. Fields' Original Cookies, Inc.

10.13+ Letter of Agreement, dated as of October 1, 1992, between United Airlines, Inc. and Mrs. Fields Development Corporation, filed as
        Exhibit 10.34 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.14+ Lease Agreement, dated as of January 18, 1998, between 2855 E. Cottonwood Parkway, L.C. and Mrs. Fields' Original Cookies, Inc., filed as Exhibit 10.35 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.25+ Area Development Agreement, dated as of September 2, 1997, between Pretzel Time, Inc. and Mrs. Fields' Original Cookies, Inc., filed as
        Exhibit 10.49 to the Company's Registration Statement on S-4 (No. 333-45179).

10.30+ Trademark license agreement dated January 3, 2000 between The Mrs. Fields' Brand, Inc. and Nonni's Food Company, Inc.

10.31+ Purchase agreement dated December 1, 1999 between The Mrs. Fields' Brand, Inc. and Nonni's Food Company, Inc.

10.32+ Uniform Franchise Offering Circular of Pretzel Time, Inc., as amended on August 24, 1998.

10.33+ Uniform Franchise Offering Circular of Great American Cookie Company, Inc., as amended on November 24, 1998.

10.36+ First Amendment to Operating Agreement for UVEST, LLC, dated July 25, 1997, between Mrs. Fields' Pretzel Concepts, Inc. and NVEST Limited, filed as Exhibit 10.64 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.37+ First Amendment to Operating Agreement for LV-H&M, L.L.C., Dated July 25, 1997, between Mrs. Fields' Pretzel Concepts, Inc. and Jean Jensen, filed as Exhibit 10.65 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.38+ Lease Agreement, dated March 2, 1995, between Price Development Company, Limited Partnership and Mrs. Fields Cookies, filed as Exhibit
        10.69 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.39+ Consulting Agreement, dated November 26, 1996, between Debra J. Fields and Mrs. Fields' Original Cookies, Inc., filed as Exhibit 10.70 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.40+  Mrs. Fields' Holding Company, Inc. Director Stock Option Plan.

10.41+  Mrs. Fields' Holding Company, Inc. Employee Stock Option Plan.

10.42+  Mrs. Fields' Holding Company, Inc. Director Stock Purchase Plan.

10.43+ Amended and Restated Loan Agreement, dated as of February 28, 1998, between Mrs. Fields' Original Cookies, Inc. and LaSalle National Bank, filed as Exhibit 10.73 to the Company's Registration Statement on S-4 (No. 333-45179) and incorporated by reference herein.

10.44+ Intellectual Property Security Agreement, dated as of February 28, 1998, between Mrs. Fields' Original Cookies, Inc. and LaSalle National Bank.

10.45+ Pledge and Security Agreement, dated as of February 28, 1998, between Mrs. Fields' Original Cookies, Inc. and LaSalle National Bank.

10.46+ Stockholders' Agreement, dated as of July 17, 1998, between Mrs. Fields' Holding Company, Inc. and its Stockholders.

10.47+ Form of Settlement Agreement and Release, by and among Mrs. Fields' Original Cookies, Inc., Capricorn Investors II, L.P., a Delaware limited partnership, Great American Cookie Company, Inc., Cookies USA, Inc., The Jordan Company, and the Franchisees parties thereto.

10.48+ Supply Agreement, dated as of March 30, 1998 between Mrs. Fields' Original Cookies, Inc. and LBI Acquisition Corp. d/b/a/ Pennant Foods.

10.51+ First Amendment to Amended and Restated Loan Agreement, dated as of July 31, 1998 by and between Mrs. Fields' Original Cookies, Inc. and LaSalle National Bank.

10.52+ Second Amendment to Amended and Restated Loan Agreement, dated as of April 1, 1999 by Mrs. Fields' Original Cookies, Inc. and LaSalle National Bank.

10.53+ Third Amendment to Amended and Restated Loan Agreement, dated as of February 1, 2000 by Mrs. Field's Original Cookies, Inc. and LaSalle National Bank.

10.55+ Employment Agreement, dated as of June 1, 1999, between Mark Tanner and Mrs. Fields' Original Cookies, filed as Exhibit 10.12 to the Mrs. Fields' Holdings Company, Inc. Registration Statement on Form S-4 (No. 333-67393) and incorporated herein by reference.

10.56 Mangement Agreement, dated as of May 31, 2000, by and among Mrs. Fields' Original Cookies, Inc., TCBY Holding Company, Inc. and TCBY Systems, LLC.

12.1+ Computation of ratio of earnings to fixed charges of Mrs. Fields' Original Cookies, Inc.

21.1+   Subsidiaries of Mrs. Fields' Original Cookies, Inc.

23.1+   Consent of Arthur Andersen LLP

23.5+   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
        Exhibit 5.1)

23.9+   Consent of Michael Ward, Esq. (included in Exhibit 5.2)

24.1+ Power of attorney of certain officers and directors of the Company, included in Part II of this Registration Statement

24.2+ Power of attorney of certain officers and directors of The Mrs. Fields' Brand, Inc., included in Part II of this Registration Statement

24.3+ Power of attorney of certain officers and directors of Great American Cookie Company, Inc., included in Part II of this Registration Statement

25.1+ Form T-1 Statement of Eligibility of The Bank of New York to act as trustee under the Indenture

27.1+ Financial Data Schedule (for SEC use only), filed as Exhibit 27 to the Company's Form 10-K for the year ended January 1, 2000

99.1+   Form of Letter of Transmittal

99.2+   Form of Notice of Guaranteed Delivery

99.3+   Schedule II--Valuation and Qualifying Accounts

99.4+ Guidelines for certification of taxpayer identification number on substitute Form W-9

99.5+   Letter to Brokers

99.6+   Letter to Clients

+Filed previously

ITEM 22. UNDERTAKINGS

  The undersigned registrants hereby undertake:

  (1) To file, during any period in which offers to sale are being made, a post-effective amendment to this registration statement; (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liabilities under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.

  The undersigned hereby undertakes that:

  (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, Mrs. Fields' Original Cookies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah, on the 6th day of June, 2000.

                                          MRS. FIELDS' ORIGINAL COOKIES, INC.

                                                      Larry A. Hodges
                                          By___________________________________
                                                      Larry A. Hodges
                                                       President/CEO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities indicated on June 6, 2000.

                 Signature                       Title
                 ---------                       -----

       /s/ Larry A. Hodges             President, Chief Executive
______________________________________  Officer and Director
          (Larry A. Hodges)

        /s/ Mark S. Tanner             Senior Vice President and
______________________________________  Chief Financial Officer
           (Mark S. Tanner)             (Principal Financial and
                                        Accounting Officer)

              /s/ *                    Chairman of the Board of
______________________________________  Directors
         (Herbert S. Winokur)

              /s/ *                    Director
______________________________________
          (Richard M. Ferry)

              /s/ *                    Director
______________________________________
       (Nathaniel A. Gregory)

              /s/ *                    Director
______________________________________
            (Walker Lewis)

              /s/ *                    Director
______________________________________
          (Peter W. Mullin)

              /s/ *                    Director
______________________________________
          (Gilbert C. Osnos)

       /s/ Michael R. Ward
*By: _________________________________
           Michael R. Ward
           Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, The Mrs. Fields' Brand, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah, on the 6th day of June, 2000.

                                          THE MRS. FIELDS' BRAND, INC.

                                                  /s/ Larry A. Hodges
                                          By___________________________________
                                                      Larry A. Hodges
                                                       President/CEO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities indicated on June 6, 2000.

                 Signature                             Title
                 ---------                             -----

       /s/ Larry A. Hodges             President, Chief Executive Officer and
______________________________________  Director, Secretary & Treasurer
          (Larry A. Hodges)

        /s/ Mark S. Tanner             Chief Financial Officer (Principal
______________________________________  Financial and Accounting Officer)
           (Mark S. Tanner)

                 *                     Chairman of the Board of Directors
______________________________________
        (Herbert S. Winokur)

                 *                     Director
______________________________________
           (Walker Lewis)

       /s/ Michael R. Ward
*By: _________________________________
           Michael R. Ward
           Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, Great American Cookie Company, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah, on the 6th day of June, 2000.

                                          GREAT AMERICAN COOKIE COMPANY, INC.

                                                  /s/ Larry A. Hodges
                                          By___________________________________
                                                      Larry A. Hodges
                                                       President/CEO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities indicated on June 6, 2000.

                 Signature                       Title
                 ---------                       -----
       /s/ Larry A. Hodges             Chairman of the Board of
______________________________________  Directors and President
          (Larry A. Hodges)

        /s/ Mark S. Tanner             Chief Financial Officer
______________________________________  and Vice President
           (Mark S. Tanner)             (Principal Financial and
                                        Accounting Officer)

       /s/ Michael R. Ward             Director and Secretary
______________________________________
          (Michael R. Ward)

Pursuant to the requirements of the Securities Act of 1933, Pretzelmaker, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah, on the 6th day of June, 2000.

                                          Pretzelmaker, Inc.

                                                  /s/ Larry A. Hodges
                                          By___________________________________
                                                      Larry A. Hodges
                                                       President/CEO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities indicated on June 6, 2000.

                 Signature                       Title
                 ---------                       -----
       /s/ Larry A. Hodges             Chairman of the Board of
______________________________________  Directors and President
          (Larry A. Hodges)

        /s/ Mark S. Tanner             Chief Financial Officer
______________________________________  and Vice President
           (Mark S. Tanner)             (Principal Accounting and
                                        Financial Officer)

       /s/ Michael R. Ward             Director and Secretary
______________________________________
          (Michael R. Ward)

  Pursuant to the requirements of the Securities Act of 1933, Pretzel Time, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Post-Effective Amendment No.1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah, on the 6th day of June, 2000.

                                          Pretzel Time, Inc.

                                                  /s/ Larry A. Hodges
                                          By___________________________________
                                                      Larry A. Hodges
                                                       President/CEO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities indicated on June 6, 2000.

                 Signature                       Title
                 ---------                       -----
       /s/ Larry A. Hodges             Chairman of the Board of
______________________________________  Directors and President
          (Larry A. Hodges)

        /s/ Mark S. Tanner             Chief Financial Officer
______________________________________  and Vice President
           (Mark S. Tanner)             (Principal Financial and
                                        Accounting Officer)

       /s/ Michael R. Ward             Director and Secretary
______________________________________
          (Michael R. Ward)